4 April 2005	Page 1 of 1
Press release

Published Monday 4 April 2005 at 17:30 CET

Sanitec announces pricing of its offer to purchase High Yield Bond

The tender offer yield of Sanitec’s offer to purchase its EUR 260,000,000 9% Senior Notes has today been determined to be 2.595%. The yield is based on a reference yield on the German Bundesobligationen 6.875% due 12 May 2005 of 2.095% as of 2.00 p.m. London time today and a fixed spread of 50 basis points.

The offer is expected to expire on Thursday 7 April 2005, unless extended by Sanitec, and the consequent settlement is expected to occur on Friday 8 April 2005.

Please refer to the more comprehensive notice attached hereto.

Sanitec International S.A. Announces Pricing of Its Tender Offer for its 9% Senior Notes due 2012

Sanitec International S.A. (the “Company”) today announced, pursuant to its previously announced offer to purchase (the “Offer”) any and all of its outstanding EUR 260,000,000 9% Senior Notes due 2012 (the “Notes”) and the solicitation of related consents (the “Consent Solicitation”), that based on a reference yield on the German Bundesobligationen 6.875% due 12 May 2005 of 2.095% as of 2.00 p.m. London time today and a fixed spread of 50 basis points, the tender offer yield has been determined to be 2.595%.

Accordingly, the total consideration (the “Total Consideration”) payable for each EUR 1,000 principal amount of the Notes validly tendered will be EUR 1,096.23, which includes a consent payment equal to EUR 25 per EUR 1,000 principal amount which shall only be paid for Notes tendered and related consents received on or prior to 5:00 p.m. London time on 4 March 2005 (the “Consent Expiration Date”). Holders who tender after the Consent Expiration Date and before 9.00 a.m. London time on Thursday, 7 April 2005 (the “Tender Offer Expiration Date”) shall receive the Total Consideration less the Consent Payment if the Offer is consummated. Settlement is expected to occur on Friday, 8 April 2005.

The Company’s obligation to accept, and pay for Notes validly tendered pursuant to the Offer remains subject to the satisfaction or waiver by the Company of the conditions set forth in the Offer to Purchase and Consent Solicitation Statement dated 17 February 2005 (the “Offer Document”). The Company may extend the Tender Offer Expiration Date, in which case it will issue a further notice on Wednesday, 6 April 2005 in relation to a potential extension of the offer. Pursuant to the terms of the Offer, if the Offer is extended by at least five business days subsequent to the date on which the Company gives notice of such extension, a new price will be determined on the third business day immediately preceding the new Tender Offer Expiration Date.

Dealer Managers and Solicitation Agents:

The Royal Bank of Scotland plc at +44 20 7085 6743

Greenwich Capital Markets, Inc. at +1 203 618 6148

UBS Limited: Liability Management Group at +44 20 7568 3118

UBS Securities LLC: Liability Management Group at + 1 203 719 5479

Tender Agents:

The Bank of New York, London Branch or The Bank of New York (Luxembourg) S.A. at +44 20 7964 4835.

The Offer Document contains important information, which should be read carefully before any decision is made with respect to the Offer.

This announcement does not constitute a recommendation regarding the Offer or an offer to purchase the Notes. Holders of the Notes should seek advice from an independent financial adviser as to the suitability of the Offer for the individual concerned.

The contents of this notice are the sole responsibility of Sanitec International S.A.